SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)
(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

T-NETIX, INC.

(Name of Subject Company)

TZ Holdings, Inc.

H.I.G. Capital Partners III, L.P.
H.I.G. Investment Group III, L.P.
H.I.G.-TNetix, Inc.
TZ Acquisition, Inc.
(Names of Filing Persons)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

872597 10 9

(CUSIP Number of Class of Securities)

Brian D. Schwartz

President
TZ Acquisition, Inc.
c/o H.I.G. Capital, LLC
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131
(305) 379-2322
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jorge L. Freeland, Esq.

White & Case LLP
200 South Biscayne Boulevard
Suite 4900
Miami, FL 33131
(305) 371-2700

SIGNATURES
EXHIBIT INDEX

      This Amendment No. 2 to Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 3, 2004 by TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc., as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 17, 2004, relating to the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of T-NETIX, Inc. (the “Company”) at a price of U.S. $4.60 per share of Common Stock, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). This Amendment No. 2 is being filed on behalf of TZ Holdings, Inc., H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P., H.I.G.-TNetix, Inc. and TZ Acquisition, Inc.

      The information in the Offer to Purchase is incorporated herein by reference in response to all the items of this Amendment No. 2, except as otherwise set forth below.

      The twelfth paragraph of the “Introduction” section on page 11 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      “Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the “Commission”) and other public sources and is qualified in its entirety by reference thereto. Neither Parent nor the Purchaser has any knowledge such publicly available information is inaccurate or incomplete. Neither Parent nor the Purchaser can take responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent or the Purchaser, except to the extent required by law. Similarly, except as otherwise set forth in this Offer to Purchase, the information concerning Parent and the Purchaser contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by Parent or the Purchaser. The Company takes no responsibility for the accuracy or completeness of the information concerning Parent, the Purchaser, or any of their respective affiliates contained in this Offer to Purchase or the Tender Offer Statement on Schedule TO (“Schedule TO”) or for any failure by Parent, the Purchaser, or any of their respective affiliates to disclose events that may have occurred or may affect the accuracy or completeness of any such information but that are unknown to the Company, except to the extent required by law.”

Item 1.     Terms of the Offer.

      Item 1 is hereby amended to include the following information:

      The following proviso is hereby inserted at the end of the last sentence of the fourth paragraph of Item 1, on page 12 of the Offer to Purchase:

      “; provided that all conditions to the Offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before expiration of the Offer.”

Item 7.	Certain Information Concerning the Company.

      Item 7 is hereby amended to include the following information:

      The first paragraph on page 20 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

      “The Company. Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Neither Parent nor the Purchaser has any knowledge such publicly available information is inaccurate or incomplete. Neither Parent nor the Purchaser can take responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent or the Purchaser, except to the extent required by law.”

Item 8.     Certain Information Concerning HIG, Parent and the Purchaser.

      Item 8 is hereby amended to include the following information:

      The first paragraph of Item 8, on page 24 of the Offer to Purchase, is hereby amended and restated in its entirety to read as follows:

      “HIG Funds. H.I.G.-TNetix, Inc. is a company organized under the laws of the Cayman Islands (“HIG TNetix”). HIG TNetix has been formed solely for the purpose of the Offer and the Merger and does not conduct any unrelated business activities. HIG TNetix currently owns all of the outstanding stock of Parent.

H.I.G. Capital Partners III, L.P. is a private investment fund organized as a limited partnership under the laws of the State of Delaware (“HIG CP III”) that makes investments identified by its affiliates. HIG CP III owns 86.7% of the outstanding capital stock of HIG TNetix. HIG CP III has $392.3 million of committed capital, of which approximately $52,620,000 was invested at the end of 2003. H.I.G. Investment Group III, L.P. (“HIG IG III”) is a private investment fund organized as a limited partnership under the laws of the Cayman Islands. HIG IG III owns 8.3% of the outstanding capital stock of HIG TNetix. HIG IG III has $37.7 million of committed capital, of which approximately $5 million was invested at the end of 2003. The remaining 5% of HIG TNetix’s capital stock is held by individual investors. The approximately $372 million of committed and uninvested capital represents commitments of partners of HIG CP III and HIG IG III to provide the committed capital upon request. Each of HIG CP III and HIG IG III have issued the applicable call notices to their respective partners who have funded their required capital commitments in an aggregate amount of $20 million. The $20 million has been deposited in bank accounts of the funds and is available on an unrestricted basis to purchase outstanding shares of Common Stock pursuant to, and subject to the terms of, the Offer and will not be used for any other purpose. No other assets of HIG CP III or HIG IG III are committed or available to purchase shares of Common Stock in the Offer or are otherwise committed to the transactions contemplated hereby in the event that the Merger is not consummated. The Purchaser does not intend to waive the Minimum Condition and, following the purchase of shares of Common Stock pursuant to the Offer, intends to consummate the Merger subject to the conditions to the Merger contained in Section 14 – “Conditions of the Offer.” HIG TNetix, HIG CP III and HIG IG III are collectively referred to herein as “HIG.” The HIG entities are all affiliates of each other.”

Item 14.     Conditions of the Offer.

      Item 14 is hereby amended to include the following information:

      Item 14, on pages 47 and 48 of the Offer to Purchase, are hereby amended and restated in their entirety as follows:

“(a) there shall be threatened, instituted or pending any action or proceeding by any governmental entity or by any other person or entity, domestic or foreign, before any court of competent jurisdiction or governmental entity (provided, that the Purchaser would consider an action “threatened” if an executive officer of Parent, the Purchaser or the Company had received a verifiable communication that a party intended to bring or commence, or was contemplating bringing or commencing, an action or proceeding that the Purchaser reasonably believed could have the effects described): (i) challenging or seeking to, or which could reasonably be expected to, make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger or seeking to obtain material damages; (ii) seeking to prohibit or materially limit the ownership or operation by Parent or the Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or to compel Parent or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole, or seeking to impose any limitation on the ability of Parent or the Purchaser to conduct its business or own such assets; (iii) seeking to impose limitations on the ability of Parent or the Purchaser effectively to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote any shares of Common Stock acquired or owned by the Purchaser or Parent on all matters properly presented to the Company’s stockholders; (iv) seeking to require divestiture by Parent or the Purchaser of any shares of Common Stock; (v) seeking any material diminution in the benefits expected to be derived by Parent or the Purchaser as a result of the transactions contemplated by the Offer or the Merger (provided, that the “benefits” Parent and the Purchaser expect to derive from consummation of the merger is acquisition of a company that has, at the time of the merger, substantially the same assets, results of operations and prospects as it had at the time of commencement of the offer); or (vi) otherwise directly or indirectly relating to the Offer or the Merger and which could reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on Parent and its subsidiaries taken as a whole; provided, that the references to “indirectly” in this subparagraph (a) are verifiable in that they require the Purchaser to have a reasonable expectation that the event could have the specified consequences; and provided further, that Purchaser acknowledges its obligation to act reasonably and in good faith in making any such determination;

(b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to (i) Parent, the Purchaser, the Company or any subsidiary of the Company or (ii) the Offer or the Merger, by any governmental entity other than the routine application of the waiting period and second request provisions of the antitrust laws to the Offer or to the Merger, that could reasonably be expected to result directly or indirectly in any of the consequences referred to in paragraph (a) above; provided, that the references to “indirectly” in this subparagraph (b) are verifiable in that they require the Purchaser to have a reasonable expectation that the event could have the specified consequences; and provided further; that the Purchaser acknowledges its obligation to act reasonably and in good faith in making any such determination;”

      The second to last paragraph of Item 14, on page 49 of the Offer to Purchase, is hereby amended and restated in its entirety as follows:

      “The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser, or may be waived by Parent or the Purchaser, in whole or in part in their respective sole discretion at any time and from time to time prior to the expiration of the Offer or, with respect to the Antitrust Condition, before payment for shares of Common Stock. Each such condition shall be deemed an ongoing right that may be asserted at any time and from time to time; provided that all conditions to the Offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer.”

Exhibit (a)(8)	Summary Newspaper Advertisement.

      The following sentence is hereby added as the last sentence of the eighth paragraph of Exhibit (a)(8):

      “; provided that all conditions to the Offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before expiration of the Offer.”

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2004

TZ HOLDINGS, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

H.I.G. CAPITAL PARTNERS III, L.P.

By: H.I.G. ADVISORS III, LLC, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G. INVESTMENT GROUP III, L.P.

By: H.I.G. ASSOCIATES III, LP, its
general partner

By: H.I.G. GP-II, INC., its manager

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

H.I.G.-TNETIX, INC.

By:	/s/ ANTHONY TAMER

Name: Anthony Tamer
Title: President

TZ ACQUISITION, INC.

By:	/s/ BRIAN SCHWARTZ

Name: Brian Schwartz
Title: President

EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(1)	Offer to Purchase dated February 2, 2004.*
Exhibit (a)(2)	Letter of Transmittal.*
Exhibit (a)(3)	Notice of Guaranteed Delivery.*
Exhibit (a)(4)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
Exhibit (a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
Exhibit (a)(7)	Press Release dated January 22, 2004 announcing the tender offer.*
Exhibit (a)(8)	Summary newspaper advertisement, dated February 3, 2004, published in The Wall Street Journal.*
Exhibit (b)(1)	Permanent Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(2)	Bridge Financing Commitment Letter, dated January 26, 2004, by and between Dymas Funding Company, LLC and H.I.G. Capital, LLC.*
Exhibit (b)(3)	Subordinated Financing Commitment Letter, dated February 2, 2004, between American Capital Strategies, Ltd. and H.I.G. Capital, LLC.*
Exhibit (d)(1)	Agreement and Plan of Merger dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc. and the Company.*
Exhibit (d)(2)	Tender Agreement and Irrevocable Proxy dated as of January 22, 2004, among TZ Holdings, Inc., TZ Acquisition, Inc., W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall.*
Exhibit (d)(3)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Richard E. Cree.*
Exhibit (d)(4)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and John C. Poss.*
Exhibit (d)(5)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Henry G. Schopfer III.*
Exhibit (d)(6)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Thomas R. Meriam.*
Exhibit (d)(7)	Employment Agreement, dated as of January 22, 2004, by and between TZ Acquisition, Inc. and Wayne A. Johnson II.*

*	Previously filed.

TZ ACQUISITION, INC.

February 27, 2004